UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Renewal of Employment Agreement – Chief Financial Officer

On March 1, 2026, Vision Marine Technologies Inc. (the "Company") entered into a renewed executive employment agreement (the "Agreement") with Raffi Sossoyan, the chief financial officer of the Company pursuant to which Mr. Sossoyan agreed to continue to serve as Chief Financial Officer of the Company, effective March 1, 2026. The Agreement supersedes the prior employment agreement between Mr. Sossoyan and the Company dated March 1, 2024.

The Agreement has a two-year term ending March 1, 2028, unless earlier terminated in accordance with its terms. Under the Agreement, Mr. Sossoyan is entitled to an annual base salary of CA$295,000, an annual incentive bonus of up to 25% of his base salary based on performance objectives established by the board of directors of the Company (the “Board”) or the compensation committee of the Board, and participation in the Company's equity compensation plans. The Agreement also provides for certain severance benefits upon termination without cause or resignation for good reason, and contains customary confidentiality, non-competition, and non-solicitation covenants.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

General

The information contained in this Report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-284423), Registration Statement on Form F-3 (File No. 333-291917) and Registration Statement on Form S-8 (File No. 333--264089).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Executive Employment Agreement, dated March 1, 2026, between Vision Marine Technologies Inc. and Raffi Sossoyan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: March 3, 2026	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer